As filed with the Securities and Exchange Commission on February 27, 2003

Registration No. 333-12858

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for ordinary shares, par value 10p each of

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

(SUCCESSOR TO OXFORD GLYCOSCIENCES PLC)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street

New York, New York 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to Exhibit 1 to the Amendment No.1 to the Deposit Agreement filed as Exhibit 1 to the Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amendment No. 1, dated as of __________, 2003, to the OGS Deposit Agreement (as therein defined), among Cambridge Antibody Technology Group plc, Oxford GlycoSciences plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter from The Bank of New York relating to pre-release activities.  – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Cambridge Antibody Technology Group plc

The Bank of New York,

As Depositary

By: /s/ MICHAEL F. FINCK

Name: Michael F. Finck

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Cambridge Antibody Technology Group plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Cambridge, England on February 20, 2003.

Cambridge Antibody Technology Group plc

By: /s/ JOHN ASTON

Name: John Aston

Title: Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Diane Mellett and Dr. David Glover, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement on Form F-6 (File No. 333-12858), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2003.

_______________________________________

/s/ DONALD J. PUGLISI

 Name: Uwe Bicker

 Name: Donald J. Puglisi

 Non-Executive Director

Authorized U.S. Representative

/s/ PETER GARLAND

/s/ PETER CHAMBRE

 Name: Peter Garland

 Name:  Peter Chambre

 Non-Executive Chairman

 Chief Executive Officer and Director

 (Principal Executive Officer)

/s/ DAVID GLOVER

/s/ JOHN ASTON

 Name: David Glover

 Name:  John Aston

 Director

 Chief Financial Officer and Director

 (Principal Accounting and Financial Officer)

/s/ KEVIN JOHNSON

/s/ PAUL NICHOLSON

 Name: Kevin Johnson

 Name: Paul Nicholson

 Director

 Non-Executive Director

________________________________________

/s/ AKE STAVLING

 Name: Dr. Peter Ringrose

 Name:  Ake Stavling

 Non-Executive Director

 Non-Executive Director

__________________________________

___________________________________

 Name: Sir Aaron King

 Name: John Stocker

 Non-Executive Director

 Non-Executive Director

Pursuant to the requirements of the Securities Act of 1933, Oxford GlycoSciences plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Oxford, England on February 20, 2003.

Oxford GlycoSciences plc

By: /s/ DAVID EBSWORTH, PHD

Name: David Ebsworth, PhD

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2003.

/s/ DAVID EBSWORTH, PHD

/s/ DONALD J. PUGLISI

 Name: David Ebsworth, PhD

 Name: Donald J. Puglisi

 Principal Executive Officer and Director

Authorized U.S. Representative

/s/ DENIS MULHALL

/s/ DR DONALD DRAKEMAN

 Name: Denis Mulhall

 Name: Dr Donald Drakeman

 Principal Accounting and Financial Officer and Director

 Director

/s/ DR. RAJESH PAREKH

/s/ PROFESSOR RAYMOND DWEK

 Name: Dr. Rajesh Parekh

 Name: Professor Raymond Dwek

 Chief Scientific Officer and Director

 Director

/s/ DR. CHRIS MOYSES

/s/ DR JAMES HILL

 Name: Dr. Chris Moyses

 Name: Dr James Hill

 Chief Medical Officer and Director

 Director

/s/ G KIRK RAAB

__________________________________

 Name: G Kirk Raab

 Name: John Rennocks

 Non-Executive Chairman and Director

 Director

/s/ PROFESSOR MAX BURGER

 Name: Professor Max Burger

 Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

1

Form of Amendment No. 1, dated as of __________, 2003, to the OGS Deposit Agreement (as therein defined), among Cambridge Antibody Technology Group plc, Oxford GlycoSciences plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Letter from The Bank of New York relating to pre-release activities.